UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-27783 CUSIP NUMBER 632344 10 7

(Check One):	[ ] Form 10K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q
	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: September 30, 2005

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

___________________________________________________________________

PART I - REGISTRANT INFORMATION

NATHANIEL ENERGY CORPORATION
Full Name of Registrant
_______________________
Former Name if Applicable

8001 South InterPort Boulevard, Suite 260
Address of Principal Executive Office (Street and Number)

Englewood, Colorado 80112
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to file its Quarterly Report on Form 10-QSB for the period ended September 30, 2005 within the prescribed time period due to the need for the Company to properly compute and present adjustments to financial statements, and complete its Management’s Discussion and Analysis as a result of the Company’s acquisition of 49% of the common stock of its then 51%-owned subsidiary Nathaniel Energy Oklahoma Holdings Corporation (“NEOHC”) effective as of September 29, 2005, and the execution of a Purchase and Sale Agreement between the Company, NEOHC, MCNIC Rodeo Gathering, Inc. and Midstream Energy Services, LLC which was effective as of September 30, 2005, pursuant to which the Company and its wholly-owned direct and indirect subsidiaries, NEOHC and MCNIC, will sell the assets comprising the Company’s helium and gas processing facilities and operations to Midstream.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

George A. Cretecos	303	690-8300
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Company’s acquisition of the 49% ownership interest in NEOHC described above in Part III, NEOHC became a wholly owned subsidiary of the Company. Accordingly, the minority interest presentation in the statement of operations will not be required in future financial filings. The Consolidated Statements of Operations for the three and nine months ended September 30, 2004 are restated to be consistent with the Consolidated Statements of Operations we expect to file for the period ended September 30, 2005 and the 2005 fiscal year.

As a result of the pending sale of the assets comprising our helium and gas processing facilities and operations described above in Part III, which assets represented 96% of the Company’s revenue for the year ended December 31, 2004, the Consolidated Statements of Operations for the three and nine months ended September 30, 2004 are restated to reflect the results of operations of the gas and helium gathering and processing assets as income from discontinued operations to be consistent with the Consolidated Statements of Operations we expect to file for the period ended September 30, 2005 and the 2005 fiscal year.

The anticipated changes are as follows:

Consolidated Statements of Operations
	For the three months ended September 30, 2004 (Historical)	For the three months ended September 30, 2004 (Restated)	For the nine months ended September 30, 2004 (Historical)	For the nine months ended September 30, 2004 (Restated)
Revenue	$3,433,929	$169,692	$10,390,073	$466,809
Cost of revenue	2,833,250	176,014	8,846,865	643,555
Gross profit	600,679	(6,322)	1,543,208	(176,746)
Total operating expenses	653,974	510,025	3,733,817	3,302,689
Other income (expense)	(146,926)	(63,110)	(634,275)	(371,390)
Loss before income taxes and minority interest	(200,221)	(579,457)	(2,824,884)	(3,850,825)
Income tax expense	(151,695)	--	(410,378)	--
Loss from continuing operations before minority interest	(351,916)	(579,457)	(3,235,262)	(3,850,825)
Minority interest	(111,495)	--	(304,780)	--
Income from discontinued operations, net of tax	--	116,046	--	310,783
Net loss	$(463,411)	$(463,411)	$(3,540,042)	$(3,540,042)

NATHANIEL ENERGY CORPORATION
(Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2005	By: /s/ George A. Cretecos
George A. Cretecos Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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